UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42631

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED
Date: August 7, 2026	By:	/s/ Brian Curry
Name: Brian Curry Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Emera Incorporated Management’s Discussion and Analysis of financial position and results of operations as at and for the six-month period ended June 30, 2026.

99.2	Emera Incorporated Unaudited Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2026.

99.3	Emera Incorporated Earnings Coverage Ratio.

99.4	Emera Incorporated Media Release dated August 7, 2026.

99.5	Form 52-109F2 Certification of Interim Filings by the Chief Executive Officer.

99.6	Form 52-109F2 Certification of Interim Filings by the Chief Financial Officer.